UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-2189

Abbott Laboratories

 (Exact name of registrant as specified in its charter)

100 Abbott Park Road

Abbott Park, Illinois  60064-6400

(847) 937-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(which expired on December 11, 2006) (1)

(Title of each class of securities covered by this Form)

Common Stock, without par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

(1)   The Preferred Stock Purchase Rights referenced herein (the “1999 Rights”) expired on December 11, 2006, in accordance with the terms of the Rights Agreement, dated as of November 11, 1999, by and between the Registrant and Computershare Trust Company, N.A. (successor in interest to BankBoston, N.A.), as Rights Agent, as amended by Amendment Number 1, dated as of December 7, 1999, Amendment Number 2, dated as of May 19, 2000, and Amendment Number 3, dated as of December 8, 2006. The Registrant filed a Registration Statement on Form 8-A with the Securities and Exchange Commission to register the 1999 Rights on November 15, 1999, as amended by Amendment No. 1 thereto filed on January 10, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, Abbott Laboratories has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 10, 2007	By	/s/ Thomas C. Freyman
Name: Thomas C. Freyman
Title: Executive Vice President, Finance and Chief
Financial Officer